Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-82540) and in the related prospectus supplement dated December 30, 2002 of IPC Acquisition Corp. for $150 million in aggregate principal amount of 11.50% Senior Subordinated Notes due 2009, and to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-88770) pertaining to the IPC Acquisition Corp. 2002 Stock Option Plan and Key Employee Equity Investment Plan, of our report dated December 4, 2002 with respect to the consolidated financial statements and schedule of IPC Acquisition Corp. included in this Annual Report on Form 10-K for the period from November 15, 2001 (date of initial capitalization) to September 30, 2002.

/s/ERNST & YOUNG LLP

MetroPark, New Jersey
December 30, 2002